THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC
______________________________________________________________________________

July 17, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: Christopher Owens
Assistant Director

RE:	EFT BioTech, Inc.
Amendment No. 3 to Registration Statement on Form 10
Filed on July 17, 2009
File No. 1-34222

Dear Mr. Owens:

Below please find our responses to the Staff’s comment letter, dated May 8, 2009 (the “Comment Letter”), regarding EFT BioTech Holdings, Inc.’s Amendment No.1 and No. 2 on Form 10 and the Company’s Form 10-Q for the Quarter Ended December 31, 2008. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 3 to the Registration Statement today.   A hard copy of this response letter and Amendment No. 3, marked to show changes from Amendment No. 1 and 2, is being sent to you today via express mail.

Please also be advised that today the Company has also filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2009.  The disclosure in the Form 10-K is consistent with the disclosure in Amendment No. 3.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm

/s/ Philip Magri

Registration Statement on Form 10

General

I.
Your response to several of our comments indicates that you do not believe our comments are applicable since you determined that your company is a "small business issuer." Please be aware that our Release No. 33-8876 eliminated the classification of the "small business issuer" and created a new classification of a "smaller reporting company." As indicated in Item 10(f)(l)(ii) of Regulation S-K, in order for a non-reporting company filing an initial registration statement to qualify as a "smaller reporting company," the non-reporting company must have a public float of less than $75 million calculated as of a date within 30 days of the date of the tiling of the initial registration statement. Based on the disclosures in both your Form 10 filed December 10, 2008 and your subsequent amended Form 10 filed April 13, 2009, it appears that the number of shares owned by non-affiliates and your stock price may result in a public float greater than $75 million during the applicable 30-day window. As such, it remains unclear to us that you qualify for the scaled disclosure requirements of a smaller reporting company. Please provide us with a detailed explanation of how you determined that you met the requirements of Item 10(f)(1)(h) of Regulation S-K to qualify as a smaller reporting company, including the date of your determination, the share price used in your calculation, the number of non-affiliate shares used in your calculation, and an explanation of how you determined the number of shares held by non-affiliates.

Response:

We have amended Amendment No. 3 to reflect that the Company is a “non-accelerated filer.”   We apologize for any confusion or inconvenience.

2.
Several of the comments in our comment letter dated January 8, 2009 indicated that you should explain certain matters to us or tell us certain information. Please note that where a comment instructs you to provide this additional information to us, your response letter filed as correspondence on EDGAR should provide the information requested in reasonable detail, even if you also have revised your filing in response to our comment. A response that merely states that you have made revisions in your filing in response to our comment will not be deemed adequate and will likely result in additional comments from us.

Response:

We will make sure we comply with this comment in the future.

3.
Regarding your response to comment 2 in our letter dated January 8, 2009, please contact Filer Technical Support at (202) 551-8900 for answers to your questions about correctly making EDGAR filings. The Filer Technical Support office is available to assist you each business day from 7:00 a.m. to 7:00 p.m. Eastern Time.

Response:

Per your comment, we have contacted Filer Technical Support.  Filer Technical Support had advised us that we are unable to file an amendment to a Form 10-12G if the first filing was not filed as a Form 10-12G. We have filed Amendment No. 3 on Form 10-12G as compared to Form 10-12G/A but have indicated on the facing page of Amendment No. 3 that the registration statement is Amendment No. 3 on Form 10-12G and that the previous filings were on Form 10-12B.  We have also included an Explanatory Note stating the following:

Explanatory Note — Form 10

EFT BioTech Holdings, Inc.  (the “Registrant”) file a Form 10 with the SEC on December 10, 2008.  It was inadvertently filed as a Form 10-12B whereas it should have been filed as a Form 10-12G.  It also inadvertently filed Amendments No. 1 and No.2 on Form 10-12B.  They should have also been filed as a Form 10-12G.  Other than the facing page, the contents are the same on a Form 10-12B as a Form 10-12G.  Notwithstanding the foregoing, the registration statement went effective by operation of law on February 9, 2009.  Since the effectiveness date of the registration statement, we have been required to file annual, quarterly and other required reports and forms with the SEC under the Securities Exchange Act of 1934, as amended.  Our Form 10, as amended, and our reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding Registrants that file electronically. The address of the website is http://www.sec.gov.

After we have been informed by the SEC that they no longer have any further comments regarding this Form 10, Buckman, Buckman & Reid, Inc., will apply file an application with FINRA for authorization to act as a market maker of our common stock on the OTC Bulletin Board.   Buckman, Buckman & Reid, Inc. served as the placement agent of our Units in the Regulation S Offering which commenced in January of, 2008 and expired on October 25, 2008. No assurance can be made that their application will be approved by FINRA.

4.
We note your response to comment 4 in our letter dated January 8, 2009 and have one follow-up question regarding statements made on your website. You state on your website that "Numerous lines of diversified products and a no risk philosophy in joining the EFT team, ensures the continuation of EFT's success." Please supplementally explain what you mean by your "no risk philosophy."

Response:

We have deleted that phrase from our website.  As we state in Amendment No. 3, to become an Affiliate, a customer must make a minimum purchase of $300 plus $30 for shipping and handling fees. After that point, the new Affiliate is not required to make any additional purchases. Our Affiliates only purchase because they want to.

5.
We note your response to comment 5 in our letter dated January 8, 2009. Please advise us why you did not give equally prominent disclosure of the audited financial results for 2007 or issue a press release disclosing that revenues and net income were significantly lower than initially reported in your unaudited results.

Response:

 Previously, the Company reported its income on a “gross sales” basis on its unaudited financial statements.  For presentation purposes, per GAAP, the cash consideration given by the Company to its sales affiliates is considered to be a reduction of the selling prices, which is on a “net sales” basis.  Thus, the Company’s audited financial statements are based on net sales” basis for presentation purpose.

6.
We note your response to comment 6 in our letter dated January 8, 2009 and your revised disclosure throughout the document which indicates that, prior to your acquisition of Excalibur, "Excalibur was not a related person under Item 404" of Regulation S-K. Please also disclose whether there you had any relationship with Excalibur prior to the transaction, even if that relationship was not a related party relationship as defined by Item 404 of Regulation S-K.

Response:

We have disclosed the following in the Business Section:

On October 25, 2008, EFT Investment Co., Ltd. completed the acquisition of 58,567,750 shares of common stock of Excalibur International Marina Corporation (“Excalibur”); representing approximately 49% shares of issued and outstanding shares of Excalibur, for an aggregate purchase price of USD $19,193,000. Prior to the acquisition of Excalibur, the Company had no relationship with Excalibur.  See also Item 13. “Certain Relationships and Related Transactions and Director Independence.”

We also disclosed the following in See also Item 13. “Certain Relationships and Related Transactions and Director Independence.”

Loan to Excalibur Marine Exploration

As of the date hereof, a loan by the Registrant to Excalibur, a related party in the amount of $4,064,717 remains outstanding.  On October 25, 2008, EFT Investment Co., Ltd. completed the acquisition of 58,567,750 shares of common stock of Excalibur, representing approximately 49% shares of issued and outstanding shares of Excalibur, for an aggregate purchase price of USD $19,193,000. Prior to the acquisition of Excalibur, the Company did not have any relationship with Excalibur.

Item 1. Business, page 3

7.	Please clarify how placement on the right or left side of the referring affiliate's ID number affects the calculation of awards.

 Response:

Placement on the right or left side of a referring affiliates’ ID affects the calculation of rewards. Because EFT uses a binary system of calculation, when an affiliate has a total of nine new affiliates on either the left and/or right side of them (e.g., either 6 left 3 right or vice versa or 5 left 4 right or vice versa, etc.) then according to the EFT calculation that affiliate is said to “cycle” or earn a reward.

8.
You state that affiliates "are not required to... buy products.'* However, your disclosure makes it clear that a customer can become an affiliate only once it has purchased your products. Please revise to clarify, if true, that customers must purchase products in order to become affiliates but that, once they become affiliates, they are not required to buy additional products.

Response:

We have revised the disclosure to state the following:

To become an affiliate, a customer must make a minimum purchase of $300 plus $30 for shipping and handling fees. After that point, the new affiliate is not required to make any additional purchases. Our affiliates only purchase because they want to.

9.
You state that your operations require you to receive and store a large volume of personal identifiable data, which implicates regulations in various jurisdictions. Please provide additional disclosure regarding the effect of such regulations on your business. Refer to Item 101 of Regulation S-K.

Response:

We have added the following disclosure to the Business Section.

Government Regulation

Currently, pre-market government approval is not necessary for any of our products and none of our products are otherwise subject to governmental regulation.  The FDA may in the future determine to regulate our nutritional products. If certain of our products are deemed to be drugs or biologics, we will be required to conduct clinical trials to demonstrate the safety and efficacy of these products in order to continue to market and sell them.

The collection of data and processing of transactions through our systems require us to receive and store a large volume of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. We might become exposed to potential liabilities with respect to the data that we collect, manage and processes, and may incur legal costs if our information security policies and procedures are not effective or if it is required to defend its respective methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling personal data could adversely affect our business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

Item 1A. Risk Factors, page 10

10.
We note the risk factor that you added in response to comment 17 in our letter dated January 8, 2009. Please remove from that risk factor the disclosure indicating that the liquidity of the commercial bank has far exceeded your uninsured cash balances since it mitigates the point of the risk.

Response:

We have amended the Risk Factor to read as follows:

We regularly maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000.

We regularly maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000. If the financial position and/or liquidity of the bank were to become impaired, our financial position and the results of our operations could be negatively affected to the extent of account balances held at the financial institution in excess of the federally insured limit.

Item 2. Financial Information, page 17

Selected Financial Data, page 17

11.
We note your response to comment 18 in our letter dated January 8, 2009. Notwithstanding your belief that this disclosure is voluntary, if you present Selected Financial Data in your filing, you should ensure that the numbers presented agree to your audited financial statements. Specifically, the amount presented for net sales should reflect your total revenues instead of a portion of your revenues, and your earnings per share and long-term obligations should agree to your financial statements. Please revise.

Response:

We have added the Selected Financial Data table and have complied with your comments.

Below is the revised table:

SELECTED FINANCIAL DATA (1)

	For the Fiscal Year Ended March 31,
Item:	2009 (Unaudited)	2008 (Unaudited)
Total Revenues	$12,846,809	$30,249,302
Income (Loss) from Continuing Operations	$1,587,924	$20,775,301
Income (Loss) from Continuing Operations per Common Share	$0.02	$0.27
Total Assets	$68,666,322	$57,427,420
Long-Term Obligations (2)	$413,875	$487,896
Capital Leases	-	-
Redeemable Preferred Stock	-	-
Cash Dividends and Declared per Common Share	-	$0.31
(1)	Our auditors have not audited the contents of this Selected Financial Table.
(2)	Consists of lease obligations for offices in Hong Kong and City of Industry. California.

Management's Discussion and Analysis of Financial Condition.... page 17

12.
In response to comment 20 in our letter dated January 8, 2009, you state that you retained the references to the Private Securities Litigation Reform Act in your filing because you are now eligible to rely on the safe harbors since (1) the February 9, 2009 effectiveness of your Form 10 means that, you are now subject to the reporting requirements of Section 13(a) and 15(d), and (2) you are not an issuer of penny stock. However, you state in your filing that your common stock "is currently classified as a penny stock." Please revise your disclosure to delete the references to the Private Securities Litigation Reform Act or to indicate, if true, that you are not an issuer of penny stock. Refer to Section 27 A of the Securities Act and Section 21E of the Exchange Act.

Response:

We have amended the disclosure to read as follows:

You should read the following discussion together with "Selected Historical Financial Data" and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many factors, including the factors we describe under "Risk Factors” and elsewhere in this Annual Report.

Forward Looking Statements

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other "forward-looking" information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this Annual Report. See "Risk Factors."

Results of Operations, page 18

13.
We read your updates to the analysis of results of operations for the annual period description based on comment 24 in our letter dated January 8, 2009. Given the material increases in your revenues and cost of sales from the year ended March 31, 2007 to the year ended March 31, 2008, you should provide a more detailed description of the causes of your increases in sales and a discussion of the extent to which those increases are attributable to increases in prices of previously existing goods, increases in volume or amount of previously existing goods sold, or the introduction of new products during the year ended March 31, 2008.

Response:

We have updated the disclosure to compare revenues for the fiscal year ended March 31, 2009 to the fiscal year ended March 31, 2008. The revised the disclosure as follows:

Revenues.   Our Revenues decreased from $30,249,302 for the fiscal year ended March 31, 2008 to $14,553,879 for the fiscal year ended March 31, 2009 due to decreased sales.  The decrease in revenue from 2008 to 2009 was due to several factors.  We experienced a decrease in revenues due to three factors: a harsh winter, natural disasters and the worldwide recession.  Also, in the winter of 2008, China experienced the harshest winter of recorded history that paralyzed the nation for more than six weeks.  On May 12, 2008, there was a devastating earthquake in the Sichuan Province which destroyed entire villages along with many school buildings.   Also, the worldwide recession is creating a high rate of employment.  Our products are considered to be “discretionary times” which are generally materially adversely affected during a recession.

14.
Please revise your analysis of gross profits for both the annual and interim periods to also quantify your gross profit margin (your gross profit as a percentage of total revenues) for each period and to explain any significant changes. Since investors would expect your gross profit to fluctuate directly with your revenues, we believe this additional disclosure provides more useful information than simply addressing the change in gross profit as a dollar amount.

Response:

We have revised the disclosure to read as follows:

Gross Profits. Gross Profits decreased from $24,468,670 for the fiscal year ended March 31, 2008 to $12,226,556 for the fiscal year ended March 31, 2009.  Our profit margin for the fiscal year ended March 31, 2009 was 60.62% from 59.17% for the fiscal year ended March 31, 2009.  Gross Profits decreased  because of decreased sales but our profit margins decreased only slightly due decreased Costs of Sales.

15.
We note the revisions to your analysis of results of operations for the interim period. Please note that you should provide an analysis of results of operations for the same periods for which you present financial statements. Since the interim financial statements contained in your Form 10 are as of September 30, 2008 and 2007, your analysis of interim results also should be as of September 30, 2008 and 2007. Please revise.

Response:

We have updated the results of operations to reflect the financial statements for the fiscal years ended March 31, 2009 and 2008.

16.
We note your analysis of the decrease in revenues for the interim period. Please better explain why natural disasters caused a decrease in your revenues. In this regard, please clarify whether the quantity of goods ordered decreased, and if so, why. Alternatively, if the quantity of goods ordered did not decrease, but you were unable to deliver many of the goods that were ordered and lower revenues were recognized solely due to delivery problems, you should clearly state this, along with an estimate of when you expect to deliver the remaining goods. Also explain to us how your statement that the decrease in revenues was caused by natural disasters is consistent with your statement on page 21 under Liquidity that you believe the decrease in revenues for the interim period is due to the current worldwide recession.

We have revised the disclosure under the “Revenues” section as follows:

Revenues.   Our Revenues decreased from $30,249,302 for the fiscal year ended March 31, 2008 to $14,553,879 for the fiscal year ended March 31, 2009 due to decreased sales.  The decrease in revenue from 2008 to 2009 was due to several factors.  We experienced a decrease in revenues due to three factors: a harsh winter, natural disasters and the worldwide recession.  Also, in the winter of 2008, China experienced the harshest winter of recorded history that paralyzed the nation for more than six weeks.  On May 12, 2008, there was a devastating earthquake in the Sichuan Province which destroyed entire villages along with many school buildings.   Also, the worldwide recession is creating a high rate of employment.  Our products are considered to be “discretionary times” which are generally materially adversely affected during a recession.

We have also added the following third paragraph under the “Liquidity and Capital Resources” section as follows:

Our products are sensitive to business and personal discretionary spending levels and tend to decline or grow more slowly during economic downturns, including downturns in any of our major markets.    The current worldwide recession is expected to adversely affect our sales and liquidity for the foreseeable future. Although we have mitigated decreases in sales by lowering our levels of inventory to preserve cash on hand, we do not know when the recession will subside and when consumer spending will increase from its current depressed levels. Even if consumer spending increases, we are not sure when consumer spending will increase for our products which will affect our liquidity.

Item 3. Properties, page 24

17.
We note that you have included disclosure that there is no affiliation between any of your officers and directors with the landlord for the premises identified. In note 9 to your financial statements for the year ended March 31, 2008 you state that the Hong Kong office space is owned by a relative of your chief executive officer. Please advise us of the reason for this discrepancy and include any required disclosure in Item 7, as appropriate.

Response:

The disclosure in Footnote 9 was made in error.  It has been corrected.

Item 6. Executive Compensation, page 27

18.
In response to comment 29 in our letter dated January 8, 2009, you indicate that you have revised your disclosure to include a compensation discussion and analysis section, however you do not appear to have done so. Therefore, we are reissuing that comment in its entirety. Refer to "Executive Compensation and Related Person Disclosure," Release No. 33-8732A.

Response:

We have added the following disclosure:

Compensation Discussion and Analysis

The goal of our named executive officers’ compensation levels is the same as our goal for operating the Company – to create long-term value for our stockholders.  Toward this goal, we establish compensation levels based on our named executive officers’ relevant experience and leadership experience and skills. We also consider the named executive officers’ ability and likelihood of contributing to our Company’s growth and success.  We also take into account comparable salary ranges at similar companies in order to attract and retain our named executive officers.

We do not have a formula or benchmark or necessarily react to short-term changes in business performance when reviewing our named executive officers’ salaries.  We consider their past contributions to the Company, ability to work cohesively with our management team and our expectations regarding their future performance.  Executive officers have an active role in our determination of their compensation levels and we consider such executive officers’ opinions and expectations.

To date, we have not adopted a stock option plan or other incentive plan.  We intend to adopt a plan in the future to further align our management’s interest with our stockholders’ interest.

Other than our employment with Ms. Sharon Tang, our Chief Financial Officer, we do not have any employment agreements with our executive officers. Ms. Tang’s employment agreement does not contain a change in control or severance provisions. Our executive officers serve at the will of the Board which enables the Company to terminate their employment at their discretion.  This is consistent with the Company’s performance-based employment and compensation philosophy.

19.
In footnote 2 of the Summary Compensation Table you state that the stock award price "is based on estimate fair market price on the grant date on November 2008." On page F-9 you state that the value of stock awards is determined "using the market price on or around the date the shares were awarded." Please revise to clarify whether the stock award price is based on an estimated or actual market price, and whether such price is determined "on the date of grant" or "on or around" the date of grant. If it is based on an estimated price, please disclose how that estimate is calculated. If it is based on a price "on or around" the date of grant, please disclose how that date is determined. Please also revise to indicate the specific date in November 2008 on which the stock awards were granted.

Response:

We respectfully advise the Staff that the share compensation cost is measured at grant date, based on estimated fair value of the award.  The awards were granted on November 18, 2007, the estimated fair value of the stocks was $0.0018 per share.   There is no established active market price on the grant date other than the registrant issued an aggregate of 7,550,000 shares in exchange of promissory notes in the amount of $13,590 on November 18, 2007.   We respectfully advise the Staff that that financial statement footnote has been revised accordingly to comply with FASB123R. See comment 30 below.

Financial Expert, page 29

20.	Please advise us why the board designated Ms. Tang as the "financial expert" given that she does not serve on the board of directors. Refer to Item 407(d)(5) of Regulation S-K.

Response:

We have deleted the disclosure.  The Board has not designated Ms. Tang as the financial expert.  The disclosure was made in error.

Item 7. Certain Relationships and Related Transactions and Director Independence*" page 29

21.
In response to comment 31 in our letter dated January 8, 2009, you disclosed your policy for the review of related person transactions. Please disclose whether that policy is written and, if not, how it is evidenced. Refer to Item 404(b) of Regulation S-K.

Response:

The policy is written and is included in the Company’s Code of Business Conduct which was filed as an Exhibit with Amendment No. 1.

Item 9. Market Price of and Dividends on the Registrant's Common Equity.... page 30

22.	Please disclose the approximate number of holders of your common shares. Refer to Item 201(b)(1) of Regulation S-K.

Response:

We have disclosed the following:

 Record Holders

As of July 16, 2009, there were 29,821 record holders of our common stock.

Item 11. Description of Registrant's Securities to Be Registered, page 33

23.
We note that, in response to comment 34 in our letter dated January 8, 2009, you revised the number of shares of common stock outstanding in the second paragraph of this Item. Please make this revision throughout the document.

Response:

We have revised the document throughout to reflect that as of the date of the filing of the Amendment No. 3, there are 75,983,205 shares of the Company’s common stock issued and outstanding,

Item 13. Financial Statements and Supplementary Data, page 34

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008

General

24.
Please refer to the last bullet point of comment 38 in our letter dated January 8, 2009. To assist us in better understanding the changes made to your Consolidated Statements of Changes in Stockholders' Equity, please provide us with balance sheets for both the shell company (EFT Holdings) and the operating company (EFT BioTech) immediately prior to the reverse merger.

Response:

EFT BioTech is a holding company and a non-operating entity.  It is 100% owned by EFT BioTech Holdings, Inc.  Therefore, we respectfully submit that the financials of EFT BioTech are not necessary.

Report of the Independent Registered Public Accounting Firm, page F-2

22.
25. Please tell us how your auditors considered labeling your annual financial statements as restated, dual-dating their audit opinion, or otherwise addressing the changes to your financial statements. In this regard, we note that certain equity account balances changed on the face of your balance sheet and on the face of your statement of changes in stockholders' equity, and we note that your weighted average shares outstanding and earnings per share also changed. We assume that these changes were all due to the correction of errors in your financial statements as presented in your original Form 10. Refer to paragraphs 25 and 26 of SFAS 154.

Response:

Our auditor has dual dated their audit report.  Additionally, we have included a “Restatement” footnote.

Note 1 - Organization, page F-7

26.
We read in your response to the second bullet point of comment 38 in our letter dated January 8, 2009 that EFT International is the operating company that generates substantially all of the company's net income. However, we read on page F-7 that Top Capital, Ltd. is the operating company that generates substantially all of the company's net income. Please revise or advise.

Response:

We have revised this disclosure to state that EFT International Ltd. is the operating company that generates substantially all of the company’s net income.

Note 2 - Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

27.
We read in your response to comment 42 in our letter dated January 8, 2009 that defective products may be returned for an exchange or full refund at any time, and products that are not defective may be exchanged within 30 days. We have the following additional comments:

•
Please tell us where you have disclosed this return policy in your filing. If you have not disclosed it, please add this disclosure to either your revenue recognition accounting policy or your warranty accounting policy.

•
Please tell us, and disclose in your accounting policies, whether you have reduced revenues for these estimated returns as contemplated by paragraph 7 of SFAS 48. If not, please tell us where in your income statement you classify the related warranty expense and the accounting literature that supports your classification.

•
Please clearly explain to us whether your warranty policy is meant to cover any situations other than the return of defective products. Also clearly explain to us how you determined a warranty period of six months was appropriate given your statement that defective products may be returned at any time. If your disclosures are meant to indicate that, based on your historical experience, all defective products will be returned within six months from the date of sale, please clearly state this.

Response:

a.	We have revised our foot note to include return policy into Warranty accounting policy. The following is the revised footnote:

Warranty

The Company generally does not provide customers with right of returns except for defective products which is within six month warranty period from date of sales.  Historically, the company warranty provisions have not been material. The specific warranty terms and conditions vary depending upon the product sold, but generally include replacement over a period of six months. Factors that affect the Company’s warranty liability include the number of products currently under warranty, historical and anticipated rates of warranty claims on those products, and cost per claim to satisfy the warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the estimated warranty obligation. Warranty claims are relatively predictable based on our historical experience. Warranty reserves are included in other liabilities and the provision for warranty accruals is included in cost of goods sold in the consolidated statement of Operations and Other Comprehensive Income. Management reviews the adequacy of warranty reserves each reporting period based on historical experience and management's estimate of the costs to remediate the claims and adjusts the provisions accordingly.
Currently, the Company estimates its warranty expense as follows:

Products sold for
0-2 months	2% of cost
3-4 months	1.5% of cost
5-6 months	1% of cost

b.
We respectfully advise Staff, we believe paragraph 7 SFAS 48 is not applicable since we do not have provide customers with right of return. Warranty reserves are included in other liabilities and the provision for warranty accruals is included in cost of goods sold in the consolidated statement of Operations and Other Comprehensive Income. Management reviews the adequacy of warranty reserves each reporting period based on historical experience and management's estimate of the costs to remediate the claims and adjusts these provisions accordingly.

SAB Topic 13:A.3.b states that “If Company E can reasonably and reliably estimate the amount of warranty obligations, it should recognize revenue upon delivery of the equipment, with an appropriate liability for probable warranty obligations.” Since we respectfully believe that we can reasonably and reliably estimate the warranty expense, our revenue and the corresponding warranty obligation have been recorded appropriately in our financial statements in all material respects.

c.
Because a customer is introduced to EFT by an affiliate with many products to offer, there is no risk to the customer. He / She can simply try the product or products. If they like the product or receive the benefits derived from the use of them, they can then make the decision to make a purchase. There is no advance purchase required like so many companies do.  When a customer purchases the product, he/she knows what he/she is buying to.  As a result, allowing six months to return a defective product is more than necessary.

Segment Reporting, page F-12

28.
We note your response to comment 40 in our letter dated January 8, 2009. We read in the related revisions to Note 2 that it is impractical to report revenues by segment due to your wide range of products. The meaning of your statement is unclear to us. Please clarify for us what your operating and reportable segments are under SFAS 131. Please note that this is a different determination than the requirement to report revenues by product under paragraph 37 of SFAS 131. We may have additional comments upon reviewing your response.

 Response:

We have revised our foot note as followings:

Segment Reporting

Statement of Financial Accounting Standards No. 131 (SFAS 131), “Disclosure about Segments of an Enterprise and Related Information” requires use of the management approach model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Since management does not disaggregate Company data, the Company has determined that only one segment exists. Accordingly, no segment reporting is provided.

Note 6 - Stockholder's Equity, page F-14

29.
In your response to comment 47 in our letter dated January 8, 2009, you state that your private placement had five closings, occurring in July, August and October 2008, and following each closing the related units were issued and the related funds were released from escrow. Your response also indicates that despite the issuance of the stock and stock warrants comprising these units being recorded in your stock ledger following each closing, the proceeds received from this private placement were accounted for as a liability for accounting purposes, and the issuance of these units was not recorded in your balance sheet until the completion of the offering in October 2008. Your response to comment 23 in our letter dated January 8, 2009 also states that the funds received from investors prior to the completion of the offering in October 2008 were never refundable. Please explain to us in more detail why you reflected the proceeds from all five closings as a liability until the completion of the offering in October 2008, and tell us the specific accounting guidance to which you are referring when you say this accounting is in accordance with GAAP. It remains unclear to us why you would not record these equity issuances in your balance sheet at the same time that you recorded these equity issuances in your stock ledger, i.e. following each closing.

Response:

We respectfully advise staff that prior to March 31, 2008 we received foreign investor funds without stock subscription agreement; the funds were held in our escrow account by escrow agent. These funds were refundable anytime before completion of subscription agreement. As of March 31, 2008, we had not received any of the subscription agreement. Our foot note is revised as followings:

Deposits from investors and restricted cash

In March 2008, The Company received $37,845,432 deposits related to a future private placement of its common stock to non-resident aliens at a purchase price of $3.80 per unit, for a unit consisting of one share of common stock and one common stock purchase warrant. The deposits are held in an escrow account and are refundable anytime before stock subscription agreement is executed. As of March 31, 2008 we had not executed any of the stock subscription agreement.

30.
We note your response to comment 49 in our letter dated January 8, 2009. We remain unclear as to why you do not feel you must comply with the disclosure requirements in paragraphs 64 and A240 of SFAS 123R. Please note that certain of these disclosures apply to grants of stock awards, and revise or advise. In addition, please explain to us why you believe that valuing the stock awards using the market price on or around the date the shares were issued complies with the guidance in paragraph 10 of SFAS 123R.

Response:

 We respectfully advise Staff that the share compensation cost is measured at grant date, based on estimated fair value of the award.  We have revised our disclosure in foot note “Stock-Based Compensation” of the Financial Statements to include the requirements of SFAS 123R, paragraphs 64, A240. The foot note has been revised as follows:

Stock-Based Compensation

In December 2004, the FASB issued FASB Statement No. 123R ("SFAS 123R"), "Share-Based Payment, an Amendment of FASB Statement No. 123". SFAS 123R requires companies to recognize in the statement of operations the grant date fair value of stock options and other equity-based compensation issued to employees. The Company adopted SFAS 123R on April 1, 2006.

Stocks issued to officers or employees
On November 18, 2007 in conjunction with the reverse acquisition, the Company granted its officers an aggregate 1,201,000 shares of fully vested stocks with no future requisite service requirement. The share compensation cost is measured at grant date, based on estimated fair value of the award which is $0.0018 per share.

The amount of compensation was included as a period compensation expense.  For the years ended March 31, 2009 and 2008, the stock-based compensations for shares awarded were $0 and $2,162, respectively.

During the years 2009 and 2008, the Company has not issued any stock options or warrants to employees  nor there are any outstanding warrants or options during the year ended March 31, 2008, therefore pro forma disclosures are not required.

Stocks issued for service

The company accounts for equity instruments issued in exchange for the reports of goods or service from other than employees in accordance with SFAS No.123 (R) and the conclusions reached by the Emerging Issues Task Force (“EITF”) in Issue No. 96-18.  Costs are measured at the estimated fair market value of the consideration received or the estimated fiar value of the equity instruments issued, whichever is more reliably measurable.  The value of equity instruments issued for consideration other than employee services is determined on the earliest of performance commitment or completion of performance by the provider of goods or service as defined by EITF 96-18.

During November 2008, we issued 4,084 shares of common stocks in exchange of service we received.
For the years ended March 31, 2009 and 2008, the stock-based compensations for shares issued to non-employees were $16,731 and $0, respectively

Consolidated Interim Financial Statements for the Period ended September 30, 2008

General

31.
It is unclear to us how you have complied with comment 39 in our letter dated January 8, 2009 since you do not appear to have made a single change to your interim financial statements. For example, we note that you did not apply the clarifications made to Note 1 - Organization in your annual financial statements to the same footnote for the interim period ended September 30, 2008, nor did you update the effective date of FIN 48 in Note 2 - Summary of Significant Accounting Policies on page F-25 in the financial statements for the interim period ended September 30, 2008. Please review our comment letter dated January 8, 2009, along with all comments in this comment letter, and ensure that any comments made on your annual financial statements are also applied to your interim financial statements, if applicable, and to all future filings, if applicable.

Response:

We respectfully advise staff since the September 30, 2008 financial will be replaced with annual audit report, staff comments will be incorporated in our annual report for March 31, 2009 and 2008.

Consolidated Balance Sheets, page F-19

32.
We note that you have updated the par value of your common stock in your Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders' Equity for the year ended March 31, 2008 from the $0.0001 per share reflected in the Form 10 filed December 10, 2008 to the $0.00001 per share reflected in the amended Form 10 filed April 13, 2009. We also note that you did not update the par value of your common stock in the Consolidated Balance Sheets for the interim period ended September 30, 2008. Please revise the par value, equity balance for common stock, and equity balance for additional paid in capital accordingly in your interim financial statements.

Response:

We respectfully advise staff since the September 30, 2008 financial will be replaced with annual audit report, staff comments will be incorporated in our annual report for March 31, 2009 and 2008.

Consolidated Statements of Operations and Other Comprehensive Income, page F-20

33.
Please provide us with your calculation of weighted average shares outstanding for the six months ended September 30, 2007. In this regard, given that your reverse merger did not occur until November 2007, it would be inappropriate to include the 7.7 million shares effectively issued to the former shareholders of EFT Holdings in your number as of September 30, 2007. Refer to the fifth bullet point of comment 38 in our letter dated January 8, 2009 for additional guidance on how the reverse merger should be presented in your equity statement and for earnings per share purposes.

Response:

We respectfully advise staff since the September 30, 2008 financial will be replaced with annual audit report, staff comments will be incorporated in our annual report for March 31, 2009 and 2008.

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-22

34.
We reissue comment 54 in our letter dated January 8, 2009. Please disclose, if true, that your interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Article 3-03(d) of Regulation S-X. We note that you added this language to the Form 10-Q for the quarterly period ended December 31, 2008. However, we do not see a statement to this effect in the financial statements for the period ended September 30, 2008.

Response:

We respectfully advise staff since the September 30, 2008 financial will be replaced with annual audit report, staff comments will be incorporated in our annual report for March 31, 2009 and 2008.

Note 3 - Financial Instruments, page F-27

35.
We assume that you adopted SFAS 157 on April 1, 2008. If our assumption is correct, please revise your disclosures here or another appropriate place within your interim financial statements to discuss this adoption and to provide all of the disclosure requirements of SFAS 157.

Response:

We respectfully advise staff since the September 30, 2008 financial will be replaced with annual audit report, staff comments will be incorporated in our annual report for March 31, 2009 and 2008.

Item 15. Financial Statements and Exhibits, page 35

36.	Please file as exhibits your loan agreements with Excalibur International Marina Corporation.

Response:

We have filed the loan agreements with Excalibur International Marina Corporation as Exhibits 10.4 to 10.9.

37.	In footnote 2 of the exhibit index, please correct the date on which your Form 10-Q for the quarter ended December 31, 2008 was filed with the Commission.

Response:

We have revised the footnote to read as follows:

(2) Filed as an exhibit to Form 10-Q for the quarter ended December 31, 2008 (File No.: 001-34222) filed with the SEC on February 13, 2009 and incorporated by reference herein.

38.	Please see comment 57 in our letter dated January 8, 2009. We are re-issuing that comment in its entirety.

Response:

We have removed Exhibit 23.1 per your prior comment 57. Form 10-Q for the Quarter ended December 31, 2008

Consolidated Statements of Changes in Stockholders* Equity, page F-3

38.
We note your presentation of the private placement that ended in October 2008. Please revise your equity statement in future filings to clearly indicate that you issued both common stock and stock warrants, rather than merely labeling this transaction as the issuance of common stock.

Response:

We respectfully advise the Staff that we will revise equity statement in our future filings to clearly indicate we issued both common stock and stocks warrants.

Note 2 - Summary of Significant Accounting Policies, page F-5

Income Taxes, page F-9

39.	In future filings, please correct the date you adopted FIN 48, as your current disclosure states that you adopted it in 2006.

Response:

We respectfully advise the Staff we will revise our FIN 48 adoption footnote disclosure in our future filings.

Earnings Per Share, page F-9

40.
We read your response to comment 48 in our letter dated January 8, 2009. In future filings, please quantify all securities that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40 of SFAS 128.

Response:

We respectfully advise staff we will quantify all securities that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because of anti-dilution according to paragraph 40 of SFAS 128.

Management's Discussion and Analysis, page 4

Results of Operations, page 11

42.
We read at the top of page 12 that your Other Liabilities decreased from March 31, 2008 to December 31, 2008 because of recognition of warrant value. Please explain this to us in more detail. We note that this explanation differs from that presented in your Form 10.

Response:

In response to the Staff's comment, the Company has updated and expanded the disclosure.  The Company will modify its future filings accordingly.

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